
Mail Stop 3561

December 15, 2017

Mr. Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

> **Re:** **Clean Energy Fuels Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2017**
> **Filed November 2, 2017**
> **File No. 001-33480**

Dear Mr. Littlefair:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2017

Financial Statements

Note 2 – Asset Impairments, Other Charges and Inventory Valuation Provision, page 7

1. We note from your disclosures that as a result of the asset impairments recorded during the third quarter you determined that sufficient indicators of impairment existed to trigger interim goodwill impairment testing and that as a result of that testing you concluded that it was more likely than not that the fair value of your reporting unit exceeded its carrying value at September 30, 2017 and no impairment was required. It appears that at September 30, 2017, based on the price of your common stock as of September 29, 2017, the net book value of your stockholders' equity exceeded your market capitalization by approximately $91.1 million. In order to help us understand how you determined the fair value of your reporting unit, please address the following comments:

- Tell us how you determined that you have a single reporting unit.

- Tell us in reasonable detail how you determined the fair value of your reporting unit. Please include the specific method(s) utilized.

- Tell us the material assumptions used under each method utilized. Examples might include: how cash flows were estimated, the discount rate used, the principal market and market participants selected. Please ensure your response addresses how you determined each of the assumptions used was appropriate.

- If you utilized multiple approaches in determining fair value, please tell us the relative weighting assigned to each method and how you determined the weighting was appropriate.

- Please provide us with a reconciliation of the fair value of your reporting unit to your market capitalization. If applicable, provide support for any control premiums. Refer to ASC 350-20-35-22 and -23.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Elizabeth Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters; or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products